

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2017

Deepak Ahuja
Chief Financial Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

> **Re:** **Tesla, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-34756**

Dear Mr. Ahuja:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 48

Cash Flows from Operating Activities, page 49

1. Please provide an analysis of material changes between comparable periods pursuant to Instructions 1 and 4 of Instructions to Item 303(a) of Regulation S-K. Your current disclosure appears to only repeat items identified in the statement of cash flows and to reference to noncash factors instead of discussing the period to period changes, including facts and circumstances leading to these changes. Your analysis should address material items and insights that contributed to the change in operating cash. In this regard, refer to item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" for guidance.

Contractual Obligations, page 50

2. Please tell us your consideration of including resale value guarantees in your table of contractual obligations pursuant to Item 303(a)(5)(ii)(D) of Regulation S-K.

3. Please tell us and revise your disclosure to state whether your presentation of long term debt in your table of contractual obligations includes scheduled interest payments.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 60

4. We note your disclosure on page 24 of recalls that occurred during 2015 and 2016 and reports of a recent recall affecting 53,000 vehicles. Please tell us and disclose your accounting policy for recalls.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

      Sincerely,

      /s/ Lyn Shenk

      Lyn Shenk
      Branch Chief
      Office of Transportation and Leisure